Exhibit 99.3
[Form of]
LETTER TO NOMINEES
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

Subscription Rights to Purchase Common Shares
[•], 2025
To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:
This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with a rights offering (the “Rights Offering”) by Asia Pacific Wire & Cable Corporation Limited (the “Company”) to the holders of record (the “Record Holders”) of its common shares, par value $0.01 per share (the “Common Shares”), as described in the Prospectus dated [•], 2025 (the “Prospectus”). In the Rights Offering, Record Holders as of 5:00 p.m., New York, NY time (“Eastern Time”), on [•], 2025 (the “Record Date”), are receiving, at no charge, non-transferable subscription rights consisting of a basic subscription right and an over-subscription right (the “Subscription Rights”) to subscribe for and purchase Common Shares (the “Additional Shares”).
The Subscription Rights will expire, if not exercised prior to 5:00 p.m., Eastern Time, on [•], 2025, unless the Company terminates the Rights Offering earlier, or extends this date as described below (the “Expiration Time”).
As described in the Prospectus, each beneficial owner of Common Shares held through you or your nominee is entitled to one (1) non-transferable right for each Common Share held as of the Record Date to purchase one (1) Common Share (the “Basic Subscription Right”) at the price of $1.66 per Common Share (the “Subscription Price”).
Additionally, as further described in the Prospectus, Subscription Rights holders who fully exercise their Basic Subscription Right will be entitled to subscribe for Additional Shares that remain unsubscribed as a result of any unexercised Basic Subscription Rights (the “Over-Subscription Right”). Subscription Rights holders who are entitled to exercise their Over-Subscription Right may do so by specifying the additional investment amount that they desire to apply towards the purchase of Common Shares at the Subscription Price pursuant to the Over-Subscription Right. If an insufficient number of Additional Shares are available to satisfy fully the Over-Subscription Right requests, then the available Additional Shares will be distributed proportionately among Subscription Rights holders who exercised their Over-Subscription Right, based on the procedures set forth in the Prospectus, and any excess investment amount payments received by Computershare Trust Company, N.A. (the “Subscription Agent”) will be returned, without interest or deduction.
The Company will not issue fractional Common Shares. If an exercising Subscription Rights holder’s aggregate investment amount would otherwise permit such Subscription Rights holder to purchase a fraction of a share, the number of Common Shares that such Subscription Rights holder will purchase will be rounded down to the nearest whole share, and any excess investment amount payment received by the Subscription Agent will be returned.
As further described in the Prospectus, Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), which beneficially owned approximately 80.96% of the Company’s issued and outstanding Common Shares as of July 31, 2025, informed us that it intends to participate in the Rights Offering by means of a cash investment of approximately $27.7 million. If PEWC elects to make that entire investment, it would fully exercise its Basic Subscription Rights, but not exercise any Over-Subscription Rights. However, PEWC’s stated intention is non-binding and there is no guarantee or commitment that PEWC will ultimately decide to exercise any or all of its Basic Subscription Right, or not to exercise any or all of its Over-Subscription Right.

The Subscription Rights are non-transferable and once exercised, irrevocable. The Subscription Rights will expire and be of no value, if not exercised prior to the Expiration Time.
The Company may extend the Expiration Time by giving oral or written notice to the Subscription Agent prior to the Expiration Time. If the Company elects to extend the Expiration Time, it will issue a press release announcing such extension.
Each holder of Subscription Rights will be required to submit payment in full to the Subscription Agent, prior to the Expiration Time, of the aggregate investment amount that such holder wishes to apply towards the purchase of Additional Shares at the Subscription Price pursuant to the exercise of the Subscription Right.
As soon as practicable after the Expiration Time, and after any and all prorations and adjustments contemplated by the terms of the Rights Offering as described in the Prospectus have been effected, any excess investment amount payment received by the Subscription Agent will be returned, without interest or deduction.
The Company is asking persons who hold Common Shares beneficially and who have received the Subscription Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of Common Shares directly and prefer to have such institutions effect transactions relating to the Subscription Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them.
All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Subscription Rights will be for the account of the holder of the Subscription Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

Enclosed are copies of the following documents:
1.The Prospectus;
2.A form of letter which may be sent to your clients for whose accounts you hold shares of Common Stock registered in your name or Cede & Co. (including a Beneficial Owner Election Form), with an attached form of instruction; and
3.Nominee Holder Certification.
Your prompt action is requested. To exercise the Subscription Rights, you must promptly deliver the properly completed and signed Nominee Holder Certification accompanying this letter, with payment of the aggregate investment amount specified in the Nominee Holder Certification in full, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Nominee Holder Certification with full payment of the aggregate investment amount, including final clearance of any checks or wire transfers of immediately available funds, prior to the Expiration Time.
A holder of Subscription Rights can neither revoke the exercise of such holder’s Subscription Rights nor change the exercise, or request a refund of monies paid. Subscription Rights not exercised prior to the Expiration Time will expire and be of no value.
Additional copies of the enclosed materials may be obtained from, and any questions or requests for assistance concerning the Rights Offering should be directed to Georgeson LLC, the Information Agent for the Rights Offering, by calling 1-888-615-6603 (toll free) or emailing asiapacificoffer@georgeson.com.
Very truly yours,

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
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